2625 Butterfield Rd. Ste. 138S
Oak Brook, IL 60523
Phone: (630) 574-0226
Fax:   (630)574-0271

December 17, 2009

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-3561

Attention:   Mrs. Catherine T. Brown

Dear Sirs/Mesdames:

Re:	Nature’s Call Brands Inc. - Registration Statement on Form S-1
Amendment No. 1 - File No. 333-163077

Further to your letter dated December 10, 2009, concerning the deficiencies in our registration statement on Form S-1 filed on November 13, 2009, we provide the following responses:

Registration Statement Cover Page

1.	Please revise your registration statement cover page to reflect the current version of Form S-l available on our website athttp://www.sec.gov/about/forms/forms-l.pdf

We have revised the cover page of our registration statement to reflect the current version of the Form S-1.

2.
Please revise to limit the prospectus cover to one page. Include only the information required by Item 501(b) of Regulation S-K and information that is key to an investment decision, Refer to Item 1 of Form S-1 and Item 501(b) of Regulation S-K.

We have revised the prospectus cover as required.

3.
We note your disclosure on the prospectus cover page that you do not plan to place funds in an escrow, trust, or similar account. Please revise the prospectus cover page to describe the effect of this on investors. Refer to Item 1 of Form S-1 and Item 501(b)(8) of Regulation S-K. Please make similar revisions under the heading "Plan of Distribution" on page 15.

We have revised the cover page and included the discussion of the effect of the funds placement on investors. The same discussion was included in appropriate section of “Plan of Distribution” as required.

Prospectus Summary, page 5

4.
Please revise your prospectus summary to disclose that your directors currently own 100% of your common stock and will own 66.67% of your common stock if the minimum number of shares is sold as well as the associated risks to investors described in your risk factor "Because our Directors will own 66.67% of our outstanding common stock..." on page 9.

We have included in the summary the ownership disclosure as required.

The Offering, page 6

5.	In footnote (i), please also disclose your use of proceeds if the maximum amount of shares is sold.

We have revised the footnote (i) as required.

Risk Factors, page 7

Failure to achieve and maintain effective internal controls in accordance with, ...page 9

6.	Please update the dates in your disclosure in the third paragraph of this risk factor.

We have updated the dates in our disclosure.

Forward-Looking Information, page 12

7.	Your disclosure in the third paragraph under this heading seems to suggest thatyou already are a public company filing reports with us. Please revise.

We have revised this disclosure.

Management's Discussion and Analysis or Plan of Operation, page 17

Results of Operations, page 18

8.	Please include a discussion of the sources of gross revenue for the nine months ended August 31, 2009. In addition, please disclose the nature of the products or services sold during the period.

We have included the discussion of the sources of gross revenue and disclosure of the nature of the products sold.

Description of Our Business and Properties, page 18

Point-of-Use (POU) System, page 21

9.
Please clarify whether the systems described under the heading "Point-of-Use (POU) System" on page 21 are filtration systems, reverse osmosis systems, ultraviolet treatment systems or water softening systems.

We have clarified the classification of the water treatment systems based on technology used and location in the owners’ premises.

10.
Please revise your disclosure under this heading to remove or revise sales language related to your products. For example, you disclose that the "table contains a brief explanation of the different POU systems and points to consider when determining which style of a system will best suit your needs" and "the list .,. should not be construed as any type of recommendation."

We have revised the language of this section of our registration statement.

Market Overview, page 21

11.	Under this heading, many of your qualitative and comparative statements do not cite reports or studies that support your statements. For example, under the this heading you state:

•	Residential end users are as apprehensive as ever about the suitability of tap water for daily potable use;

•	Public concern with contaminant leach from water distribution systems has been progressively heightened;

•	By and large, the most popular residential water treatment system is POE water softening, which reduces water "hardness" by removing calcium and magnesium minerals;

•	Reverse osmosis systems effectively purify water by removing virtually all microorganisms present in water;

•	[Reverse osmosis] is also an effective method of reducing the concentration of total dissolved solids ("TDS") and many other impurities such as a variety of ions and metals found in water;

•	Although RO systems are more energy efficient compared to distillation, a typical home system is only designed to achieve 20 to 30 percent recovery;

•	Amongst the various residential water treatment products, membrane products are displaying probably the most promising potential;

•	The most significant benefit of the whole-house ultra-filtration unit is its ability to remove over 99 percent of bacteria and viruses that may be present in incoming water;

•	Water purification systems that feature conventional filtration media accounted for the majority of demand for water systems, with the majority of sales value; and

•
Growth is registered by higher value reverse osmosis and distillation systems, although from significantly smaller bases. These systems can process a broader range of contaminants compared to conventional filters.

These are only examples. We note many additional examples under the heading "Target Market Overview" and "Competition" as well as statements elsewhere in your prospectus. Please disclose whether the foregoing statements as well as any similar statements included elsewhere in your prospectus, are based upon management's belief, industry data, reports, articles, or any other source. If a statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of the belief. Alternatively, if the information is based upon reports or articles, please cite the source in your disclosure and provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material.

We have revised the appropriate sections of the registration statement as required.

12.
 Please also tell us the basis for your belief that Zenon Environmental is a "leading membrane supplier" as well as the basis for your belief that "current growth and development in the membrane industry has resulted in drastic enhancement in the economy of scale of manufacturing....”

We have revised the disclosure of this section and have removed comparative statements.

Competition, page 24

13.
 You state that "according to some expert estimates and publications, imports of water filters and reverse osmosis equipment have been growing in the last several years.” Please cite these sources in your disclosure and provide copies of the supporting documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. In addition, please tell us whether these documents are publicly available without cost or at a nominal expense. Please also tell us whether you commissioned any of the referenced sources. Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material. Alternatively, as indicated above, if statements under this heading are based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief.

We have revised the disclosure and removed these statements and any reference to the third party source from this section and elsewhere in our registration statement.

Business Model, page 25

14.
You disclose that you will generate revenue from the sale of ready-to-install water filtration systems and the sale of related replacement supplies. Based on your disclosure, it appears that water filtration systems are a different water treatment technology from reverse osmosis systems. In some places in your disclosure you refer to your business as including not only water filtration products but also reverse osmosis products. Please revise to consistently describe your business, strategy, sources of revenue and plan of operations or advise.

We have revised the disclosure to clarify the types of systems we intend to sell.

Plan of Operations, page 25

15.
We reviewed your disclosure regarding your plan of operation. Please provide more detailed disclosure of each of your planned activities, each material event or step required to pursue your planned activities including any contingencies and the manner in which you intend on conducting your business thereafter, Disclose the estimated costs and the approximate timetable for beginning and completing each step.

We have updated the plan of operations as required

16.
You disclose in management's discussion and analysis or plan of operation on page 17 that you will be able to continue operations and remain in business for 12 months if you raise the minimum amount of proceeds, but with limited funds available to build and grow your business. Please include a discussion of your ability to accomplish Phase I of your plan of operations if you raise the minimum amount of proceeds.

We have included this discussion as required.

17.
To the extent that the faucet mount system, counter-top connected to sink faucet system, plumbed in system and plumbed-in to separate tap system described in the table under the heading "Point-of-Use (POU) System" on page 21 are the same systems as some or all of the "under-sink reverse osmosis systems, countertop reverse osmosis system, and under-sink water filters" described on pages 25 and 26, please revise your disclosure to consistently refer to these systems. If not, please revise your disclosure, as appropriate, to clarify the types of systems you intend to distribute and sell.

We have revised our disclosure to clarify the types of water treatment systems we intend to distribute and sell.

18.
In the fifth paragraph on page 26, you disclose that the samples you purchased from two named U.S. manufacturers were "sent to your partners in Russia for further evaluation." We note references to your partners elsewhere in your prospectus. Please clarify who your partners are and file any agreements you have with you partners as exhibits to your registration statement or tell us why it is not appropriate to do so. Refer to Item 16(a) of Form S-l and Item 601 of Regulation S-K.

We have clarified the status of the companies we are dealing with at present. We have disclosed that we have not entered into any partnership or distributor agreement as of the date of our Prospectus.

19.
It is not clear from your disclosure whether you intend to sell to individual end users of your products or whether you expect to instead distribute your products in larger quantities to third parties, such as engineers or other potential partners, who would then re-sell your products, or both. For example, in the third paragraph on page 27, you disclose that you plan to start selling the products to potential buyers in larger quantities whereas elsewhere in your disclosure, such as under the heading "Marketing" on page 27, you state that the middle class of several Russian cities represents your target market. Please revise or advise.

We have revised this section and elsewhere in our Prospectus to clarify our target buyers as required.

Directors. Executive Officers and Control Persons, page 29

20.	Please disclose how long each director has served as such. Refer to Item 11 (k) of Form S-l and Item 401(a) of Regulation S-K.

We amended this section as required.

21.
Please disclose how long each officer has served as such. Refer to Item 11 (k) of Form S-l and Item 401(b) of Regulation S-K. Please also revise to describe the business experience of your directors for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 1 l(k) of Form S-l and Item 401(e) of Regulation S-K.

We have disclosed of how long each officer has served as such and provided description of their business experience in the past five years.

Executive Compensation, page 30

22.
Please revise to provide the information required by Items 4020) through (r) of Regulation S-K. If a tabular format is specified in Items 402(1) through (r), please provide the information in the specified tabular format. We may have further comment.

We have updated this section as required.

Security Ownership of Certain Beneficial Owners and Management, page 31

23.	Please revise the last sentence of the first paragraph under this heading to delete the "to the best of our knowledge" qualifier.

We have deleted the above mentioned qualifier.

Certain Relationships and Related Transactions, page 32

24.
To the extent written, please file any agreements with your officers and directors described under this heading as exhibits to your registration statement or tell us why it is not appropriate to do so, Refer to Item 16 of Form S-l and Item 601(b) of Regulation S-K.

We have amended this section with disclosure that we do not have any written agreements with our officers and directors.

Legal Proceedings, page 33

25.
We note your disclosure under this heading that "[n]o officer, Director, or persons nominated for these positions, and no promoter or significant employee of our corporation has been involved in legal proceedings that would be material to an evaluation of our management." Please confirm in your response that none of your officers or directors has been involved in any of the events described in Item 401(f) of Regulation S-K during the past five years.

We have updated this section to address the officers’ and directors’ involvement in any of the events described in Item 401(f) of Regulation S-K during the past five years. We also confirm that during the past five years, Messrs. Burenta, Krykov and Cebanu have not been the subject of the following events:

1. Any bankruptcy petition filed by or against any business of which Messrs. Burenta, Krykov and Cebanu were a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

2. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding.

3. An order, judgment, or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting Messrs. Burenta’s, Krykov’s and Cebanu’s involvement in any type of business, securities or banking activities.

4. Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Additional Information, page 34

26.	If you have a website, you are encouraged to provide your website address in your registration statement. Refer to Item 11(a) of Form S-l and Item 101(e)(3) of Regulation SJC.

We do not have a website.

Financial Statements, page 34

27.
Please monitor your compliance with Rule 8-08 of Regulation S-X which requires audited financial statements for the most recent fiscal year if the effective date of the registration statement is more than 45 days after your fiscal year end.

We will monitor our compliance with Rule 8-08 of Regulation S-X as required.

Recent Sales of Unregistered Securities, page II- l

28.	Please file the form or forms of subscription agreement used for the private placement referenced under this heading as an exhibit(s) to your registration statement.

We have filed the form of the subscription agreement used for the private placement referenced under this heading as an exhibit to our registration statement.

Signatures, page II-3

29.	In the individual signatures, please revise the title of Mr. Burenta to indicate that he is your principal executive officer. Refer to Instruction 1 to "Signatures" of Form S-l.

We have revised the title of Mr. Burenta as required.

Exhibit 4.2. Subscription Agreement

30.
We reviewed your subscription agreement. The recitals of this agreement suggest that this is the form of subscription agreement related to this offering. However, the representations by the purchasers seem to suggest that the agreement relates to an offering exempt from registration pursuant to Regulation S, Please revise or advise.

We have revised the subscription agreement and filed the revised version with our amended registration statement.

Exhibit 5.1. Legal Opinion of Synergen Law Group, APC

31.
Please have counsel confirm to us that it concurs with our understanding that its reference to the "General Corporation Law of the State of Nevada" in the last sentence on page one of the opinion includes all applicable statutory provisions and any reported judicial decisions interpreting these laws. Please provide this confirmation in writing either by having counsel revise its opinion or by having counsel file a separate letter including the confirmation as correspondence on EDGAR, as the confirmation will be part of the Commission's official file regarding this registration statement.

Mrs. Karen Batcher advised that the second paragraph of the opinion letter she provided specifically states:

“The following opinion is based upon the Securities Act of 1933 as amended (the "Act") and Nevada securities laws, including without limitation, the statutory provisions, all applicable provisions of the Nevada constitution and reported judicial decisions interpreting those laws.”

Yours truly,

/s/ Andrian Burenta
Andrian Burenta, President